UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                            Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description 2021 Sustainability Report dated 18 August 2022

Press release

18 August 2022

Argo Blockchain PLC

("Argo" or "the Company")

2021 Sustainability Report

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce the release of its 2021 Sustainability Report and that the Company is maintaining its climate positive status. The report provides an overview of the Company's climate-related performance since its 2020 Climate Strategy Report was published in August 2021.

With the aim of updating Argo shareholders on the Company's sustainability progress, this report will be published annually and serves as further evidence of Argo's commitment to its climate positive strategy.

The report outlines a number of significant milestones Argo has reached in this respect, which include:

●   No Scope 1 emissions are produced as Argo does not have power generation or vehicle fleets at our sites;
●   Most of Argo's GHG emissions would fall under Scope 2. While the majority of Argo's power comes from clean energy, Renewable Energy Credits (RECs) are purchased at Argo-owned or hosted facilities for emissions created by electricity use; and
●   Scope 3 GHG emissions primarily come from upstream emissions from capital goods purchased, as well as fuel and energy-related activities. Verifiable Emissions Reductions (VERs) are purchased for all Argo activities in its value chain, and the Company will purchase additional VERs to maintain its climate positive status.

Looking ahead, Argo will continue to prioritize sustainability, which is demonstrated by the Company's ongoing and planned initiatives in energy efficiency, reducing e-waste, use of waste heat in partnership with local municipalities, and supporting the crypto mining industry with sustainability standards. In doing so, Argo hopes that other players in the crypto and Bitcoin mining space will join the mission.

"We are pleased to provide this report that highlights the progress we've made in our commitment to sustainability and Argo's climate strategy, and plan to maintain our climate positive status," said Peter Wall, Chief Executive Officer of Argo. "For our team, sustainability is integral to our business model. This report highlights Argo's focus on improving mining efficiencies, reducing our impact on the planet, and increasing our overall productivity."

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 August, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel